EXHIBIT 5.1

June 25, 2007

Sequa Corporation
200 Park Avenue
New York, NY 10166

Dear Ladies and Gentlemen:

We have acted as special counsel to Sequa Corporation, a Delaware corporation (the "Company"), in connection with the filing of a Post Effective Amendment to a Registration Statement on Form S-8 under the Securities Act of 1933, as amended (the "Registration Statement"), relating to the proposed issue and sale, from time to time, of interests in, and 50,000 shares of Class A Common Stock of the Company issued in accordance with the terms and provisions of the 2003 Directors Stock Award Plan (as amended January 25, 2007) (the "Plan") of the Company and to which Registration Statement this opinion shall be filed as an exhibit (capitalized terms used herein without definition have the meanings given such terms in the Registration Statement).

We have examined (i) the Restated Certificate of Incorporation and two Certificates of Amendment of the Restated Certificate of Incorporation, the Certificate of Amendment of Certificate of Incorporation, dated May 7, 1987, the Certificate of Amendment of Certificate of Incorporation, dated June 4, 1999, and the Amended and Restated By-laws of the Company, (ii) the Plan, (iii) the Registration Statement and exhibits thereto and (iv) such other documents and instruments that we have deemed necessary for the opinions hereinafter expressed.

Based upon the foregoing, we are of opinion that such shares of Class A Common Stock have been duly authorized, and when, and if, issued pursuant to the terms of the Plan will be validly issued, fully paid and nonassessable.

We hereby consent to the filing of a copy of this opinion as an exhibit to said Registration Statement.

Very truly yours,

/s/ CAHILL GORDON & REINDEL LLP